FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102



G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
  -----

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS


                                October 18, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC   20549

                            Re: Schedule 14(c) Information Statement
                                Internet Infinity, Inc.
                                Commission File No. 0-27633

Gentlemen:

     As legal counsel to Internet Infinity, Inc. ("the Registrant"), I am filing a Preliminary Information Statement. It is anticipated that definitive copies will be distributed to the shareholders of the Registrant on November 8, 2005.

     Please contact the undersigned regarding any questions concerning the above. You are requested to communicate with me either by telephone (405-235-2575) or, in the instance of written communications, by fax (405-232-8384) followed by a mailed copy of the faxed transmissions, or by e-mail (kenan@ftpslaw.com).

                                Sincerely,


                                /s/ Thomas J. Kenan

                                Thomas J. Kenan
                                e-mail:  kenan@ftpslaw.com

Enclosure

cc:      George P. Morris (w/enclosure)